EXHIBIT 99.9
CERTIFICATIONS
Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002
Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18 of the United States Code
In connection with the annual report of Enbridge Inc. (the “Corporation”) on Form 40-F for the fiscal year ending December 31, 2005, as filed with the Securities and Exchange Commission on March 7, 2006 and amended on the date hereof (the “Report”), I, Patrick D. Daniel, President & Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.
Dated at Calgary, Alberta, this 24th day of November, 2006.
/s/ Patrick D. Daniel

Patrick D. Daniel
President & Chief Executive Officer

CERTIFICATIONS
Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002
Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18 of the United States Code
In connection with the annual report of Enbridge Inc. (the “Corporation”) on Form 40-F for the fiscal year ending December 31, 2005, as filed with the Securities and Exchange Commission on March 7, 2006 and amended on the date hereof (the “Report”), I, Stephen J. Wuori, Group Vice President & Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.
Dated at Calgary, Alberta, this 24th day of November, 2006.
/s/ Stephen J. Wuori
Stephen J. Wuori
Group Vice President & Chief Financial Officer